5B

Ln-3/8

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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SECURIT 02021323 IISSION

RECEIVED
MAR 0 5 2002
365
SEC MAIL PROCESSING SECTION WASH, D.C.

| SEC FILE NUMBER |
|---|
| 8-52174 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**11 RACQUET ROAD, SUITE 2**
(No. and Street)

| NEWBURGH | NY | 12550 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**STEVEN R. GLEASON** — **845-567-3930**
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**O'CONNOR, KEVIN J.**
(Name — *if individual, state last, first, middle name*)

| 249 ROUTE 32 * PO BOX 365 | CENTRAL VALLEY | NY | 10917 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/27

## OATH OR AFFIRMATION

I, **STEVEN R. GLEASON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Steven R. Gleason
Signature

Managing Partner
Title

Joan E. Hemming
Notary Public

JOAN E. HEMMING
Notary Public, State of New York
No. [illegible]
Qualified in Orange County
Commission Expires 11/16/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

# NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## FINANCIAL REPORT

## DECEMBER 31, 2001

# CONTENTS

# INDEPENDENT AUDITORS' REPORT

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

We have audited the accompanying statement of financial condition of New Horizons Asset Management Group, L.L.C. as of December 31, 2001, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Horizons Asset Management Group, L.L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedule is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Central Valley, New York
January 23, 2002

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

| | | |
|---|---|---|
| Cash | $ | 34,961 |
| Deposit with clearing agent (Note 2) | | 25,000 |
| Accounts receivable | | 17,472 |
| Furniture and equipment, net (Note 3) | | 14,418 |
| | $ | 91,851 |

LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 30,703 |
| Members' equity (Note 5) | | 61,148 |
| | $ | 91,851 |

See Notes to Financial Statements

# NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## STATEMENT OF INCOME

### Year Ended December 31, 2001

| | |
|---|---|
| Revenue: | |
| Commission Revenues: | |
| Mutual Funds | $ 231,465 |
| Annuities | 176,219 |
| Advisory fee income | 63,393 |
| Interest and other income | 24,624 |
| Total revenue | 495,701 |
| Expenses: | |
| Employee compensation and benefits | 340,739 |
| Personnel related benefits | 34,018 |
| Occupancy | 39,490 |
| General and administrative | 27,209 |
| Subcontracted labor | 8,279 |
| Professional fees | 12,646 |
| Insurance | 8,383 |
| Regulatory fees | 9,783 |
| Office | 5,487 |
| Depreciation | 2,340 |
| Total expenses | 488,374 |
| Net Income | $ 7,327 |

See Notes to Financial Statements

# NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

### Year Ended December 31, 2001

| | |
|---|---|
| Members' equity, beginning | $ 120,114 |
| Capital distributions | 66,293 |
| Net income | 7,327 |
| Members' equity, ending | $ 61,148 |

See Notes to Financial Statements

# NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## STATEMENT OF CASH FLOWS

### Year Ended December 31, 2001

| | | |
|---|---|---|
| Cash Flows From Operating Activities | | |
| Net Income | $ | 7,327 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation | | 2,340 |
| Changes in assets and liabilities: | | |
| Decrease in accounts receivable | | 9,243 |
| Decrease in accounts payable and accrued expenses | | (3,737) |
| **Net cash provided by operating activities** | | 15,173 |
| Cash Flows From Investing Activities | | |
| Purchase of furniture and equipment | | (1,745) |
| **Net cash (used in) investing activities** | | (1,745) |
| Cash Flows From Financing Activities | | |
| Capital distributions | | (66,293) |
| **Net cash (used in) financing activities** | | (66,293) |
| **Net decrease in cash** | | (52,865) |
| Cash at beginning of year | | 87,826 |
| Cash at end of year | $ | 34,961 |
| Supplemental cash flow information: | | |
| Interest paid | $ | 21 |

See Notes to Financial Statements

NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

### Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

New Horizons Asset Management Group, L.L.C. (the "Company") was organized in November 1998, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April 2000. The Company's business consists of providing comprehensive brokerage and financial services to individuals and institutions.

A summary of the Company's significant accounting policies follows:

Basis of accounting:

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Revenue recognition:

The Company receives commission income for brokerage services related to customer trading of mutual fund and insurance annuity contracts. Commissions and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture and equipment:

Furniture and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets.

Income Taxes:

The Company is classified as a partnership for federal income tax purposes and therefore, the financial statements do not include a provision for income tax expense or refunds.

## NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Note 2. Transactions with Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

### Note 3. Furniture and Equipment

Equipment consists of the following at December 31, 2001:

| | |
|---|---|
| Furniture and fixtures | $ 13,524 |
| Office equipment | 4,654 |
| | 18,178 |
| Less: accumulated depreciation | 3,760 |
| | $ 14,418 |

### Note 4. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

## NEW HORIZONS ASSET MANAGEMENT GROUP, L.L.C.

## NOTES TO FINANCIAL STATEMENTS

### Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $39,273 and $25,000, respectively. The Company's ratio of aggregate indebtedness to net capital was .78 to 1.

### Note 6. Related Party Transactions

Certain partners of a partnership, which is a member, are also partners of a firm that provides the Company with office space and accounting services. The Company leases its primary office space on a month-to-month basis. Rent and accounting expense for the year ended December 31, 2001, amounted to $14,400 and $37, respectively.

### Note 7. Commitments and Contingencies

The Company leases additional space under operating leases expiring August 2002. Rental expense under these leases are based on a predetermined percentage of net revenues, which may be offset by value of certain securities transactions and other related services provided to the landlord. As such, the annual commitment is not readily determinable. During 2001, payments made on these leases amounted to $25,090.